UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 000-56699

THE ROYALAND COMPANY LTD.

(Translation of registrant’s name into English)

Richmond House

12 Par-la-Ville Road

Hamilton HM 08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

The Royaland Company Ltd. is filing this amendment to correct the reporting date appearing on the Securities and Exchange Commission's EDGAR system from July 8, 2026 to December 31, 2025 consistent with the reporting period for the financial statements contained herein.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of December 31, 2025 and for the six months ended December 31, 2024.
99.2	Operating and Financial Review and Prospects in connection with the Unaudited Interim Consolidated Financial Statements for the six months ended December 31, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The RoyaLand Company Ltd.

Date: July 14, 2026	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer

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